Exhibit 5.1 and  23.1

Office of the General Counsel	One American Road
Peter J. Sherry, Jr.	Room 1134, WHQ
Associate General Counsel	Dearborn, Michigan 48126
313/323-2130
313/248-8713 (Fax)
psherry@ford.com
March 26, 2010
Ford Motor Company
One American Road
Dearborn, MI, 48126
     Re: Registration Statement
Ladies and Gentlemen:
     Reference is made to the Registration Statement on Form S-3 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on June 2, 2008, by Ford Motor Company (the “Company”) for the registration of warrants to purchase common stock (the “Warrants”). The Warrants have been issued pursuant to the provisions of a Warrant Agreement (as amended and restated prior to the date hereof, the “Warrant Agreement”) between the Company and Computershare Trust Company, N.A., as Warrant Agent (the “Warrant Agent”).
     Pursuant to the terms of the Warrant Agreement, the Company has issued Warrants (the “Warrants”) to purchase up to an aggregate of 362,391,305 shares of Ford Motor Company common stock, par value $.01 per share (the “Common Stock”).
     As Secretary of the Company, I am familiar with the Restated Certificate of Incorporation and the By-laws of the Company and with the affairs of the Company. I also am familiar with the Company’s action taken pursuant to the Warrant Agreement to establish the Warrants. I have also examined such other documents and instruments and have made such further investigation as I have deemed necessary or appropriate in connection with this opinion.
     Based on the foregoing, it is my opinion that:
     1. The Warrants constitute legal, valid and binding obligations of the Company.
     2. The Common Stock initially issuable upon exercise of the Warrants has been duly authorized and reserved and, when issued upon exercise of the Warrants in accordance with the terms of the Warrants and the Warrant Agreement, will be validly issued, fully paid and non-assessable.

     My opinions expressed herein are subject to the qualification that I express no opinion as to the applicability of, compliance with, or effect of (i) any bankruptcy, reorganization, insolvency, fraudulent transfer, fraudulent conveyance, moratorium or other similar law or judicially developed doctrine in this area (such as substantive consolidation or equitable subordination) affecting the enforcement of creditors’ rights generally, (ii) general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law), and (iii) public policy considerations which may limit the rights of parties to obtain certain remedies. I further express no opinion as to the validity, legally binding effect or enforceability of any provision in the Warrants or the Warrant Agreement that requires or relates to adjustments to the exercise price at a rate or in an amount that a court would determine in the circumstances under applicable law to be commercially unreasonable or a penalty or forfeiture.
     I wish to point out that I am a member of the Bar of the State of Michigan and do not hold myself out as an expert in the laws of other jurisdictions. However, I have made, or cause to be made, such investigation as I have deemed appropriate with respect to the laws of other jurisdictions in connection with the opinion expressed herein, and nothing has come to my attention in the course of such investigation which would lead me to question the correctness of such opinion.
     I hereby consent to the filing of this opinion as Exhibit 5 to the Registration Statement. In giving this consent, I do not admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission issued thereunder.
Very truly yours,
/s/ Peter J. Sherry, Jr.
Peter J. Sherry, Jr.
Secretary